SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BRF S.A.

(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares

(Title of Class of Securities)

10552T1071

(CUSIP Number)

Tarpon Investimentos S.A.

Att.: Compliance Office

Rua Iguatemi, 151, 23º andar

01451-011 São Paulo, SP Brazil

(55 11) 3074-5800

With a Copy to:

William Sorabella, Esq.

David Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[1]	CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

CUSIP No. 10552T107

1.	Names of reporting persons Tarpon Investimentos S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 97,032,185
	9.	Sole dispositive power 0
	10.	Shared dispositive power 97,032,185
11.	Aggregate amount beneficially owned by each reporting person 97,032,185
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.03%[2]
14.	Type of reporting person (see instructions) HC

[2]	Based upon 806,654,845 Common Shares (as defined below) outstanding, which is the difference between the 812,473,246 issued Common Shares remaining after the Cancellation (as defined below), as reported in the Issuer’s Report on Form 6-K filed on February 26, 2016, and the 5,818,401 Common Shares held in treasury by the Issuer (as defined below), as reported in the Issuer’s Report on Form 6-K filed on February 29, 2016. The increase in the Reporting Person’s percentage ownership of the Issuer’s Common Shares since the filing of Amendment No. 4 to the Schedule 13D on March 26, 2014 resulted primarily from a decrease in the number of issued Common Shares since that time and is not due to any material transactions in the Common Shares by the Reporting Persons.

CUSIP No. 10552T107

1.	Names of reporting persons Tarpon Gestora de Recursos S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 97,032,185
	9.	Sole dispositive power 0
	10.	Shared dispositive power 97,032,185
11.	Aggregate amount beneficially owned by each reporting person 97,032,185
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.03%[3]
14.	Type of reporting person (see instructions) IA

[3]	Based upon 806,654,845 Common Shares outstanding, which is the difference between the 812,473,246 issued Common Shares remaining after the Cancellation, as reported in the Issuer’s Report on Form 6-K filed on February 26, 2016, and the 5,818,401 Common Shares held in treasury by the Issuer, as reported in the Issuer’s Report on Form 6-K filed on February 29, 2016. The increase in the Reporting Person’s percentage ownership of the Issuer’s Common Shares since the filing of Amendment No. 4 to the Schedule 13D on March 26, 2014 resulted primarily from a decrease in the number of issued Common Shares since that time and is not due to any material transactions in the Common Shares by the Reporting Persons.

CUSIP No. 10552T107

1.	Names of reporting persons José Carlos Reis de Magalhães Neto
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 97,032,185
	9.	Sole dispositive power 0
	10.	Shared dispositive power 97,032,185
11.	Aggregate amount beneficially owned by each reporting person 97,032,185
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.03%[4]
14.	Type of reporting person (see instructions) IN

[4]	Based upon 806,654,845 Common Shares outstanding, which is the difference between the 812,473,246 issued Common Shares remaining after the Cancellation, as reported in the Issuer’s Report on Form 6-K filed on February 26, 2016, and the 5,818,401 Common Shares held in treasury by the Issuer, as reported in the Issuer’s Report on Form 6-K filed on February 29, 2016. The increase in the Reporting Person’s percentage ownership of the Issuer’s Common Shares since the filing of Amendment No. 4 to the Schedule 13D on March 26, 2014 resulted primarily from a decrease in the number of issued Common Shares since that time and is not due to any material transactions in the Common Shares by the Reporting Persons.

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on March 13, 2013 (the Original Schedule 13D, as amended and supplemented by Amendment No. 1 filed on January 22, 2013, Amendment No. 2 filed on January 27, 2013, Amendment No. 3 filed on March 3, 2014, Amendment No. 4 filed on March 26, 2014, and this Amendment No. 5, the “Schedule 13D”), relating to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, (the “ADSs”), of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil (“Brazil”). The address of the principal executive offices of the Issuer is 1400 R. Hungria, 5th Floor, Jd América; 01455000 São Paulo – SP; Brazil.

Capitalized terms not defined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Issuer has been repurchasing Common Shares in connection with multiple Common Share buyback programs (“Buyback Programs”), and has indicated that Common Shares acquired under the Buyback Programs may be cancelled. Towards that end, on February 25, 2016, the Issuer cancelled 60,000,000 Common Shares (the “Cancellation”). The Buyback Programs and related Cancellation resulted in an increase in the beneficial ownership of the Reporting Persons as a percentage of the Issuer’s Common Shares for which no consideration was paid or received by any Reporting Person. With respect to any Common Shares purchased, the source of funding was the respective capital of each of the Funds.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a, b) The ownership percentages set forth below are calculated based upon 806,654,845 Common Shares outstanding, which is the difference between the 812,473,246 issued Common Shares remaining after the Cancellation, as reported in the Issuer’s Report on Form 6-K filed on February 26, 2016, and the 5,818,401 Common Shares held in treasury by the Issuer, as reported in the Issuer’s Report on Form 6-K filed on February 29, 2016.

TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 97,032,185 Common Shares, representing 12.03% of the outstanding Common Shares.

Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 97,032,185 Common Shares, representing 12.03% of the outstanding Common Shares.

Mr. Reis de Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 97,032,185 Common Shares, representing 12.03% of the outstanding Common Shares.

The Reporting Persons do not own any Common Shares in the form of ADSs.

Each of the Reporting Persons has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the Common Shares that each party may be deemed to beneficially own. Each of the Reporting Persons disclaims any beneficial ownership in any of the Common Shares, except to the extent of their pecuniary interest therein.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title

Exhibit 99.1:	Joint Filing Agreement*

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: March 2, 2016	TARPON INVESTIMENTOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
		Name:	José Carlos Reis de Magalhães Neto
		Title:	Executive Officer

TARPON GESTORA DE RECURSOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
		Name:	José Carlos Reis de Magalhães Neto
		Title:	Executive Officer

JOSÉ CARLOS REIS DE MAGALHÃES NETO

	By:	/s/ José Carlos Reis de Magalhães Neto

Exhibit Index

Exhibit No.	Title

99.1	Joint Filing Agreement*

*	Previously filed